Exhibit 1

Vexigo’s Visualizr Supports New Mobile Friendly Search Engine Ranking Requirements

Tel Aviv, Israel / River Edge, NJ, USA, June 18, 2015 - Vexigo, a global provider of online video advertising and content monetization solutions and a wholly- owned subsidiary of Mer Telemanagement Solutions Ltd. (NASDAQ: MTSL), announced today that its Visualizr mobile publishing platform, which transforms sites so they are mobile friendly thus increasing targeted ad exposure and generating higher ad revenue; now fully supports and leverages the recent changes to search engine ranking algorithms that favor mobile friendly websites.

The Vexigo Visualizr mobile publishing platform enables website owners and publishers to promote and monetize their content as a personalized magazine optimized for all types of devices, including mobile and wearable devices. Vexigo’s patented contextual analysis engine performs real-time analysis of a website visitors’ navigation behavior and automatically pushes relevant website elements and content for each unique visitor to their device creating a stunning, personalized mobile website.

“Many publishers and online advertisers are struggling with the recent ranking changes that major search engines like Google Inc. and Microsoft Corporation recently implemented that boost the search ranking of mobile friendly pages while penalizing those pages that are not mobile friendly,” said Dan Gilai, Director of Product Management at Vexigo. “The Visualizr platform enables both publishers and advertisers to take advantage of a personalized, mobile friendly platform that dynamically restyles content that is the most relevant to each visitor resulting in a content rich, personalized mobile experience.”

Content publishers and advertisers can quickly take advantage of Visualizr’s full suite of mobile online advertising options, including native ads, interstitials, video, rich media and sponsored content that enables them to target their audience with pinpoint accuracy. In addition, the solution provides website visitors with personalized content, based on their unique reading preferences and usage increasing visitor stickiness and time spent on the site. The Visualizr platform also includes a management dashboard for full visibility into engagement statics and ROI measurements allowing publishers to quickly optimize their content and monetization efforts.

About Vexigo

Vexigo Ltd. (www.vexigo.com) is a global provider of content visualization and video advertising software and services that deliver compelling results through a propriety in-house technology and an easy-to-use publishing platform specifically designed for content publishers. The Vexigo solution for online and mobile platforms supports multiple ad formats and interactive ad units with a cutting-edge optimization platform providing precise targeting in a safe environment for both advertisers and website owners. For more information, please visit the Vexigo Visualizr web site: www.visualizr.me.

Vexigo is a division of Mer Telemanagement Solutions Ltd. (“MTS”) (NASDAQ: MTSL), a provider of innovative products and services for telecom expense management (TEM), enterprise mobility management (EMM), mobile virtual network operators and enablers (MVNO/MVNE), billing mobile money services and solutions and an IOT/M2M enablement platform used by mobile service providers.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in Israel, the United States and Hong Kong and through distribution channels. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information, please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Company Contact:

Vexigo

Phone: +972 (722) 410-118

Email: visualizr@vexigo.com

Websites: www.vexigo.com and www.visualizr.me